SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

     COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYER ID (CNPJ) 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM Registry nº 1431 - 1

SUMMARY OF THE MINUTES OF THE FIFTIETH SEVENTH ANNUAL GENERAL MEETING
AND HUNDREDTH EIGHTY THIRD EXTRAORDINARY SHAREHOLDERS MEETING

1. VENUE: Rua Coronel Dulcídio 800, Curitiba - PR. 2. DATE AND TIME: April 26, 2012 – 2:30 p.m.. 3. CALL NOTICE: The call notice was published in the Official Gazette of the State of Paraná and in newspaper "Gazeta do Povo"". 4.“QUORUM”: ninety-four eighty-one percent (94.81%) of the voting shares and shareholders representing seventy-one fifty-nine percent (71.59%) of total preferred shareholders. 5. PRESIDING BOARD: JULIO CESAR ZEM CARDOZO – Chairman; MAURICIO SCHULMAN – Chairman of the Board of Directors; DENISE TEIXEIRA GOMES -Secretary. 6. RESOLUTIONS: 57th ANNUAL GENERAL MEETING:

ITEM 1 – shareholders unanimously approved the Management Annual Report, the balance sheet and other financial statements referring to 2011 fiscal year;
ITEM 2 – shareholders unanimously approved, according to decision already made at the 136th Ordinary Meeting of the Board of Directors dated March 21, 2012, the Management proposal for the allocation of net income for 2011 in the amount of one billion, one hundred, fifty-seven million, six hundred, eighty-nine thousand, seven hundred, seventy-three reais and fifty-two cents (R$1,157,689,773.52), corresponding to four reais and twenty-three cents (R$4.2305) per share of paid-up capital and the following allocations: a) seventy-seven million, eight hundred, eighty-four thousand, four hundred, eighty-eight reais and sixty-eight cents (R$57,884,488.68), corresponding to 5% of net income for Legal Reserve; b) one hundred, ninety-five million, two hundred, seventy-seven thousand, one hundred and twenty-one reais (R$195,277,121.00) referring to the additional payment of interest on equity added to the amount of two hundred, twenty-five million, eight hundred, thirteen thousand, eight hundred, twenty-three reais and nineteen cents (R$225,813,823.19) which were already declared and prepaid on September 15, 2011, summing up four hundred, twenty-one million, ninety thousand, nine hundred, forty-four reais and nineteen cents (R$421,090,944.19), pursuant to Articles 192 and 202 of Law n.º 6,404/76, Article 9 and Paragraph 7 of Law 9,249 of December 26, 1995 and Article 6 and paragraphs of its Bylaws; c) seven hundred, eighty-two million, twenty-six thousand, thirty-nine reais and twenty-one cents (R$782,026,039.21), corresponding to the remaining net income for the year plus realization of equity valuation reserve, as Profit Retention Reserve, aiming at ensuring the Company’s investment program, pursuant to Article 196 of Law nº 6,404/76; d) Interest on Equity in replacement of dividends, in the gross amount of R$ 421,090,944.19 of which R$225,813,823.19 were declared and prepaid on September 15, 2011, and the remaining amount of R$195,277,121.00 shall be distributed: R$0.68030 per common share (ON); R$1.65801 per class A preferred share (PNA); and R$0.74840 per class B preferred share (PNB). The profit sharing shall occur within sixty (60) days as of the date of this Meeting, to shareholders with ownership position registered on this date (April 26, 2012), and Copel shares will be traded ex-interest as of April 27,2012 (inclusive); and e) forty-seven million reais (R$47,000,000.00) to be paid to employees by wholly-owned subsidiaries as profit sharing referring to the integration between capital and labor and stimulus for improving productivity;
ITEM 3 – as requested by attending shareholders, the matter related to this item (Adjustment of “caput” of Article 4, according to the prerogative provided for in Paragraph 1, Article 7, both of the Company’s Bylaws, in view of the conversion of Class A preferred shares into Class B Preferred Shares) was resolved at the 183rd Extraordinary Shareholders Meeting on this date, which then is item 5 of that Meeting;
ITEM 4 – the following members were elected by majority vote to compose the Fiscal Council during 2012/2013 tenure period: a) as sitting members: Joaquim Antonio Guimarães de Oliveira Portes, Luiz Eduardo da Veiga Sebastiani, José Tavares da Silva Neto, Wancler Ferreira da Silva and Carlos Eduardo Parente de Oliveira Alves; and b) as deputies: Osni Ristow; Roberto Brunner, vacant position to be filled in at the next Shareholders Meeting; José Luiz Montans Anacleto Júnior and Cláudio José Carvalho de Andrade;.

ITEM 5 – shareholders approved by majority vote the overall annual compensation, including charges, of Management and Fiscal Council members at R$12,163,073.84 for 2012;
ITEM 6 – shareholders approved by majority vote the proposal so that publications ordered by Article 289 of Law nº 6,404/76 are distributed in the Official Gazette of the State of Paraná and the newspaper “Gazeta do Povo”, based in the city of Curitiba, Paraná, city where the Company’s head offices are located and newspaper “O Estado de São Paulo”, in the city where the head offices of São Paulo Stock Exchange are located, summarized or complete.

183rd EXTRAORDINARY SHAREHOLDERS MEETING:

ITEM 1 – shareholders approved by majority vote the proposal to appoint Mr. Ney Amilton Caldas Ferreira to fill in position as member of the Company’s Board of Directors, to complete the 2011/2013 tenure three-year period;
ITEM 2 – shareholders unanimously approved to create the New Energy Office, in response to the proposal made by the Company’s Majority Shareholder;
ITEM 3 – shareholders unanimously approved to amend Articles 1, 6, 11, 15, 17, 20 to 29, 32, 33 –with subsequent renumbering and Article 43;
ITEM 4 – The Company’s Bylaws have been restated;
ITEM 5 – shareholders unanimously approved to adjust caput of Article 4, according to the prerogative provided for in Paragraph 1 of Article 7, both of the Company’s Bylaws due to the conversion of Class A preferred shares into Class B preferred shares as requested by shareholders, which now has the following wording: “Article 4 – The paid-up capital is six billion, nine hundred and ten million reais (R$6,910,000,000.00), represented by two hundred, seventy-three million, six hundred, fifty-five thousand, three hundred and seventy-five (273,655,375) non-par shares, of which one hundred, forty-five million, thirty-one thousand and eighty (145,031,080) are common shares and one hundred, twenty-eight million, six hundred, twenty-four thousand, two hundred and ninety-five (128,624,295) are preferred shares and of which three hundred, eighty-four thousand, one hundred and thirty-nine (384,139) are class “A” share and one hundred, twenty-eight million, two hundred, forty thousand, one hundred and fifty-six (128,240,156) are class “B” shares.

7. SIGNATURES: JULIO CESAR ZEM CARDOZO – Representative of the State of Paraná and Chairman of the Meetings; MAURICIO SCHULMAN – Chairman of Copel’s Board of Directors; LINDOLFO ZIMMER – Executive Secretary of the Board of Directors and Chief Executive Officer of the Company; JOAQUIM ANTONIO GUIMARÃES DE OLIVEIRA PORTES – Chairman of the Fiscal Council; JOSE LUIZ RIBEIRO DE CARVALHO – KPMG Auditores Independentes; VINICIUS MACHADO SILVA - BNDES PARTICIPAÇÕES S.A.; LILIA MARIA MUSIAT - THE BANK OF NEW YORK ADR DEPARTMENT; MARCELO CERIZE - SKOPOS MASTER FUNDO DE INVESTIMENTO EM AÇÕES, SKOPOS FUND, LLC -, SKOPOS HG BRK FUND LLC , SKOPOS CARDEAL FUNDO DE INVESTIMENTO EM AÇÕES; LIVIA BARDY DA CRUZ PASSARO - WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; CANADA PENSION PLAN INVESTMENT BOARD; THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; NORGES BANK; VINSON FUND LLC; POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO; POLO FUNDO DE INVESTIMENTO EM AÇÕES; INVESCO GLOBAL EQUITY CLASS; INVESCO GLOBAL EQUITY FUND; INVESCO EMERGING MARKETS CLASS; BT PENSION SCHEME; COLLEGE RETIREMENT EQUITIES FUND; ILLINOIS STATE BOARD OF INVESTMENT; IN BK FOR REC AND DEV AS TR FT ST RET PLAN AND TR/RSBP NA TR; BLACKROCK INSTITUTIONAL TRUST COMPANY, N. A; PIONNER EMERGING MARKETS FUND; DUPONT PENSION TRUST; ONTARIO TEACHERS PENSION PLAN BOARD; AMERICAN AIRLINES, INC MASTER F. B. P. TRUST; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; BELLSOUTH CORPORATION RFA VEBA TRUST; MFS VARIABLE INSURANCE TRUST - MFS UTILITIES SERIES; MFS VARIABLE INSURANCE TRUST II - MFS UTILITIES PORTFOLIO; ING BEWAAR MAATSCHAPPIJ I BV; ALASKA PERMANENT FUND; PIONNER EMERGING MARKETS VCT PORTFOLIO; IMPERIAL EMERGING ECONOMIES POOL; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; IBM 401 (K) PLUS PLAN; ISHARES MSCI BRAZIL (FREE) INDEX FUND; BNY MELLON FUNDS TRUST -BNY MELLON EMERGING MARKETS FUND; INVESCO GLOBAL CORE EQUITY FUND; ASCENSION HEALTH MASTER PENSION TRUST; JOHN HANCOCK VARIABLE INSURANCE TRUST UTILITIES TRUST; CIBC EMERGING MARKETS INDEX FUND; PENSIONSKASSERNES ADMINISTRATION A/S; NEW ZEALAND SUPERANNUATION FUND;

2

EVANGELICAL LUTHERAN CHURCH IN AMERICA B O PN; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS; ING MFS UTILITIES PORTFOLIO; ENHANCED EMERGING MARKETS SER OF BLACK QUANTIT PARTNERS LP; ISHARES PUBLIC LIMITED COMPANY; AT&T UNION WELFARE BENEFIT TRUST; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND; CN CANADIAN MASTER TRUST FUND; INVESCO INTERNATIONAL CORE EQUITY FUND; ISHARES II PUBLIC LIMITED COMPANY; PENSIONDANMARK INVEST F.M.B.A - EMERGING MARKETS AKTIER; EMERGING MARKETS INDEX NONLENDABLE FUND; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; FUTURE FUND BOARD OF GUARDIANS; NORTHEN TRUST INVESTIMENT FUNDS PLC; ISHARES MSCI BRIC INDEX FUND; EATON VANCE COLLECTIVE INV TRUST FOR EMPLOYEE BENEFIT PLANS - EM MKTS EQ F; EATON VANCE INT (IR) F PLC-AETON V INT (IR) PAR EM MKT FUND; PRINCIPAL EMERGING MARKETS EQUITY FUND; LINCOLN VIP T - L SSGA EMERGING MARKETS 100 FUND; MELLON BANK N.A EB COLLECTIVE INVESTMENT FUND PLAN; EATON VANCE CORP.; BEST INVESTMENT CORPORATION ; MINISTRY OF STRATEGY AND FINANCE; PICTET - CLEAN ENERGY; PICTET – WATER; PICTET - EMERGING MARKETS INDEX; FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARKETS FUND; HERMES INVESTMENT FUNDS PLC ON BEHALF OF HERMES GLOBAL EMF; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; PPL SERVICES CORPORATION MASTER TRUST ; PICTET FUNDS S.A RE PI (CH)- EMERGING MAKETS TRACKER; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; FIDELITY SALEM STREET TRUST : FIDELITY SERIES G EX US I FD; COMMONWEALTH SUPERANNUATION CORPORATION; ISHARES MSCI EMERGING MARKETS INDEX FUND; EMERGING MAKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTN; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; JAPAN TRUSTEE SERVICES BANK, LTD RE: STB EMERGING MARKETS HI; EMERGING MARKETS INDEX NON LENDABLE FUND B; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; INVESCO VAN KAMPEN VI GLOBAL VALUE EQUITY FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; INVESCO EMERGING MARKETS EQUITY FUND (MSI); ADVANTAGE FUNDS, INC. - DREYFUS TOTAL EMERGING MARKETS FUND; ISHARES MSCI EMERGING MARKETS MINIMUM VOLATILITY INDEX FUND; INVESCO EMERGING MARKETS EQUITY FUND; ISHARES MSCI ACWI EX US INDEX FUND; EMERGING MAKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MAKETS IND FD; FIDELITY SALEM STREET TRUST: SPARTAN GL EX U.S. INDEX FUND; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MAKETS; COMPASS AGE LLC; VANGUARD EMERGING MARKETS STOCK INDEX FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF OREGON; STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST; STATE STREET EMERGING MARKETS; THE PENSION RESERES INVESTMENT MANAGEMENT BOARD; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; USAA CORNERSTONE STRATEGY FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; PRINCIPAL LIFE INSURANCE COMPANY; SHELL PENSION TRUST; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; RAYTHEON COMPANY MASTER TRUST; THE BAR EM MKTS UM FD SF BAR LATIN AMERICA; THE MONETARY AUTHORITY OF SINGAPORE; STATE ST B AND T C INV F F T E RETIR PLANS; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TR; SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE P VD N G; STICHITING BLUE SKY ACT EQ EM MK GL FUND; THE ASHMOREEMM UMBRELLA FUNDS TRUST; STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV; USAA CAPITAL GROWTH FUND; THE BOSTON COMPANY EMERGING MKTS CORE E FUND; XEROX PENSIONS LIMITED; SPDR S&P EMERGING LATIN AMERICA ETF; SSGA EMERGING MARKETS INDEX PLUS NON-LENDING COMMON TRUST FUND; VANG FTSE ALL WORLD EX US INDEX FD A S OF V INTER E I FDS; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INT EQ I FUNDS;

3

WELLINGTON MANAGEMENT PORTFOLIOS (CANADA) GLOBAL PERSP.PORT; XEROX CORPORATION RETIREMENT & SAVINGS PLAN; UAW RETIREE MEDICAL BENEFITS TRUST; UPS GROUP TRUST; THE BANK OF KOREA; TIAA-CREF FUNDS - TIAA - CREF EMERGING MARKETS EQUITY INDEX FUND; PYRAMIS GLOBAL EX US INDEX FUND L P; THE MTBJ, LTD AS TRT F N TRT ALL C WD E IN I F (TAX E QIIO); THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI; PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO; SBC MASTER PENSION TRUST; NORGES BANK; VANGUARD INVESTMENT SERIES PLC; CHASE MANHATTAN BK AS TR OF THE R PLAN OF THE C M BK AND CAC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN SF; FI CE I PO LLC FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; PIM INVESTMENTS INC; LUCILA PRAZERES DA SILVA - CSHG VERDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, CSHG VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES, GREEN FUND, LCC, GREEN II FUND LLC; CSHG EQUITY HEDGE MASTER FIM; CSHG EQUITY HEDGE LEVANTE MASTER FD DE INV MULTIMERCADO; STRATEGY HG LONG SHORT FUND LCC; JOAO CARLOS FLOR JUNIOR; DENISE TEIXEIRA GOMES – Secretary.

The full text of the Minutes of the 57th Annual General Meeting and 183rd Extraordinary Shareholders Meeting was recorded on pages 066 to 085 of Book no. 10, of Companhia Paranaense de Energia – COPEL, registered at the Board of Trade of the State of Paraná under no. 08/167840-1 on July 16, 2008.

DENISE TEIXEIRA GOMES
Secretary

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.